UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

13 February, 2013

Commission File Number: 000-54641
_____________________________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)

_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

Q4 & Full Year 2012 Report

13 February 2013 – Modern Times Group MTG AB (publ.) (“MTG” or “the Group”) (Nasdaq OMX Stockholm Large Cap Market: MTGA, MTGB) today announced its financial results for the fourth quarter and full year ended 31 December 2012.

Increased Dividend & Ongoing Investments to Drive Growth

Fourth Quarter Highlights

•	Net sales of SEK 3,620 (3,711) million – stable year on year at constant exchange rates

•	Operating income of SEK 514 (551) million when excluding associated company income and Q4 2011 non-recurring items

•	Total operating income of SEK 476 (-2,515) million when including SEK -38 (116) million of associated company income and SEK -3,182 million of Q4 2011 non-recurring items

•	Pre-tax profit of SEK 467 (-2,519) million including SEK -7 (43) million negative non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 378 (-2,564) million and basic earnings per share of SEK 5.25 (-38.87)

•	Cash flow from operations up 12% year on year to SEK 583 (519) million and net debt reduced quarter on quarter to SEK 1 million from SEK 634 million in Q3 2012

Full Year Highlights

•	Net sales of SEK 13,336 (13,473) million – up 1% year on year at constant exchange rates

•	Operating income of SEK 1,695 (1,933) million when excluding associated company income and Q4 2011 non-recurring items

•	Total operating income of SEK 2,124 (-615) million when including SEK 429 (634) million of associated company income and SEK -3,182 million of Q4 2011 non-recurring items

•	Pre-tax profit of SEK 2,034 (-727) million including SEK -15 (14) million negative non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 1,594 (-1,289) million and basic earnings per share of SEK 22.93 (-19.98)

•	Cash flow from operations of SEK 1,655 (1,853) million and net debt reduced to SEK 1 (797) million

•
In line with dividend policy to distribute at least 30% of recurring net profit to shareholders as an annual ordinary dividend, Board of Directors to propose 11% increase in annual ordinary cash dividend to SEK 10.00 (9.00) per share to AGM in May 2013

Forward Expectations

As previously announced, the Group continues to expect its Nordic pay-TV business to grow its revenues at constant exchange rates in 2013, and to report an operating (EBIT) margin of approximately 10-12% for the full year 2013. The segment margin is expected to increase in 2014.

The Group also continues to expect the previously announced investments in its Emerging Market pay-TV operations to result in lower profitability levels in 2013 and expects rising profitability levels in 2014. However, when combining the Group’s decision to reduce its investments in its Ukrainian pre-paid satellite service, as the package and pricing structures are reviewed in the context of a highly competitive market environment, with higher ingoing mini-pay subscription balances at the beginning of the year, the segment is expected to achieve a breakeven EBIT result for the full year 2013. This compares with the Group’s previous expectations for the segment to report an operating (EBIT) loss of less than SEK 50 million for the full year 2013.

Increased Dividend Payment

The Board of Directors will propose an increased annual ordinary dividend of SEK 10.00 (9.00) per share to the Annual General Meeting of shareholders to be held on 14 May 2013 to approve. The total proposed dividend payment would therefore amount to approximately SEK 667 million, based on the maximum potential number of outstanding ordinary shares. The Board of Directors will propose that the remainder of the Group’s retained earnings for the year ended 31 December 2012 be carried forward into the accounts for 2013.

The proposal is in line with the dividend policy adopted by the Board of Directors in February 2012 to distribute a minimum of 30 per cent of each year’s recurring net profit to shareholders in the form of an annual ordinary dividend.

Comment from President & CEO

Jørgen Madsen Lindemann, President and Chief Executive Officer, commented: “The sales growth for our continuing operations in the fourth quarter primarily reflected the strong competitive positions of our emerging markets businesses, which took advertising market shares and grew their subscriber bases in almost all of our operating territories. This reflects the investments that we have made in our content offerings and the development of our channel brands.”

“As previously announced, we are now investing across a number of our businesses, and will do so throughout 2013, to ensure that our growth accelerates in the future. We have continued to innovate across our territories with new content, technologies, channels and services, and we are today offering our viewers, listeners and customers more high quality entertainment than ever before in more ways than ever before.”

“Scandinavian free-TV ratings improvements are more in focus than ever and we have now signed a number of strategically important channel distribution agreements, which will significantly boost the audience and advertising market shares for our free-TV channels in Denmark, enable us to launch a third free-TV channel in Norway and further boost the penetration of TV10 in Sweden. Our Viaplay Nordic online pay-TV service is performing well and growing rapidly, while our Nordic satellite platform and pay-TV channel offerings will benefit over time from the new content and channels that we are adding, as well as broader distribution and rising prices.”

“The Q4 results reflect both the investments that we are making and the measures that we are constantly taking to enhance our operating performance. We are on track with our development plan for the Nordic pay-TV business, while a combination of higher ingoing mini-pay subscription balances and lower investments in Ukraine is currently expected to result in an improved full year 2013 result for our emerging markets pay-TV business. We continue to anticipate improved profitability levels for our Nordic and emerging market pay-TV businesses in 2014.”

“Our asset light business model and strict working capital management have continued to generate high cash conversion levels, which have left us with almost zero net debt at the year end. This is why we are proposing to raise the annual ordinary dividend payment despite the investments that we are making. MTG is a growth company and we are focused on building the media house of the future by investing in growing businesses. We are therefore reviewing a wide range of organic investment projects, acquisition opportunities and potential co-operations in both our existing and new markets.”

Significant Events

The Group announced after the end of the reporting period on 17 January 2013 that it had signed channel distribution agreements to make MTG’s TV3 and TV3 PULS Danish free-TV channels available on Telenor-owned Canal Digital Denmark A/S’s satellite pay-TV platform in Denmark for the first time, and to include SBS Broadcasting’s Danish free-TV channels in MTG’s Viasat Danish pay-TV offerings for the first time. These agreements followed the announcement on 16 November 2012 that the Group had signed channel distribution agreements to make MTG’s TV3 and TV3 PULS Danish free-TV channels available on Boxer TV-Access A/S’s digital terrestrial pay-TV platform in Denmark, and to include C More Entertainment AB’s Canal 8 Sport and Canal 9 pay-TV channels in MTG’s Viasat pay-TV offerings. These agreements are together expected to substantially boost the Danish national perceived penetration of the TV3 and TV3 PULS channels in 2013, while also further strengthening MTG’s Viasat pay-TV offering, which now comprises all of the major free-TV channels in Denmark and the market leading portfolio of premium movie, sports and documentary channels.

The Group announced on 20 December 2012 that it had completed the acquisition of all of the remaining shares in the 50/50 joint venture company TV 2 Sport A/S (‘TV 2 Sport’). The results of the business have been fully consolidated by MTG with effect from 1 January 2013. MTG subsequently rebranded the TV 2 Sport and TV 2 Sport Premier League pay-TV channels as TV3 Sport 1 and TV3 Sport Premier League, and announced the launch of new channel TV3 Sport 2.

CTC Media announced on 7 November 2012 that it would pay a cash dividend of USD 0.13 per share (or approximately USD 20.6 million in aggregate) on or about 28 December 2012 to shareholders of record as at 1 December 2012. MTG therefore received a dividend payment of USD 7.8 million from CTC Media at the end of December 2012 and has received total dividend payments of USD 31.2 million from CTC Media in 2012.

The Group announced at the time of the publication of its Q3 results on 18 October 2012 that it would increase its investments in its Nordic and Emerging Market pay-TV operations, and that these investments would result in lower profitability levels for the two operating segments in the fourth quarter of 2012 and for the full year 2013.

The Group announced on 14 September 2012 that it had been included in the Dow Jones Sustainability World Index for the first time.

The Group announced on 31 July 2012 that Jørgen Madsen Lindemann had been appointed as President and CEO of MTG with effect from 15 September 2012. The Group subsequently announced that Anna Settman is to be appointed as Executive Vice President of the Group’s Nordic pay-TV broadcasting operations with effect from 1 March 2013, that Joseph Hundah had been promoted to Executive Vice President of the Group’s African operations with effect from 1 November 2012, that Marek Singer was to be appointed as Executive Vice President of the Group’s Central European Broadcasting operations with effect from 1 January 2013, that Rikard Steiber was to be appointed to the new role of Executive Vice President and Chief Digital Officer with effect from 4 February 2013, and that Matthew Hooper was to be promoted to the new role of Executive Vice President of Group Corporate Communications with effect from 1 February 2013.

The Group announced on 30 July 2012 that it had signed an agreement to acquire 80% of Zitius Service Delivery AB (‘Zitius’), which is Sweden’s leading independent Open Access Communications Operator with approximately 150,000 connected fibre households. The results of the business have been fully consolidated by MTG with effect from 1 September 2012.

The Group announced on 14 June 2012 that it had signed an agreement to acquire a 53% stake in leading Central and Eastern European TV production group Paprika Latino. The results of the business have been fully consolidated by MTG with effect from 17 September 2012.

The Group announced on 1 June 2012 that it had completed the acquisition of 100% of AS Latvijas Neatkarīgā Televīzija, which is the second largest free-TV channel operator in Latvia. The results of the business have been fully consolidated by MTG with effect from 1 June 2012.

The Group announced on 3 May 2012 that it had completed the sale of its Nordic Betting Limited subsidiary’s Bet24 operations to Unibet Group plc for a total cash consideration of approximately EUR 13.5 million.

The Group announced on 5 April 2012 that it had filed a registration statement on Form 20-F with the U.S. Securities and Exchange Commission, in order to register MTG’s class B shares under the U.S. Securities Exchange Act, as amended. The registration became effective on 4 June 2012. MTG has no intention to seek a listing of its securities on any U.S. stock exchange in connection with this registration.

The Group announced on 4 January 2012 that it would be closing down its loss-making free-TV operations in Slovenia. The Slovenian TV3 channel ceased broadcasting on 29 February 2012.

Financial Summary

	2011				2012				2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Net sales	3,125	3,531	3,106	3,711	3,259	3,517	2,940	3,620	13,473	13,336
Operating income before associates	432	593	358	551	341	552	288	514	1,933	1,695
Associated company income *	254	95	168	116	201	133	134	-38	634	429
Non-recurring items **	-	-	-	-3,182	-	-	-	-	-3,182
Total operating income (EBIT)	686	688	526	-2,515	542	684	422	476	-615	2,124
Net financials	-15	-7	-87	-4	49	-98	-33	-8	-112	-90
Income before tax	671	681	439	-2,519	591	587	389	467	-727	2,034
Tax	-181	-202	-133	-46	-137	-133	-80	-89	-561	-440
Net income	490	479	306	-2,564	454	454	310	378	-1,289	1,594

Basic earnings per share (SEK)	7.35	6.84	4.71	-38.87	6.68	6.35	4.65	5.25	-19.98	22.93
Diluted earnings per share (SEK)	7.29	6.79	4.69	-38.88	6.66	6.34	4.64	5.24	-20.01	22.87
Basic average number of shares outstanding (million)	66.3	66.4	66.4	66.4	66.4	66.6	66.6	66.6	66.4	66.5

Total assets	13,905	14,434	14,958	11,281	11,468	11,699	11,324	11,692	11,281	11,692

*
Including MTG’s USD 20.5 million Q4 2012 participation in USD 82.5 million of non-recurring charges incurred by associated company CTC Media in the third quarter of 2012, and USD 4.6 million Q1 2012 participation in USD 89.5 million of non-recurring charges incurred by CTC Media in the fourth quarter of 2011.

**	Primarily comprise the impairment of goodwill relating to the Group’s Bulgarian broadcasting assets.

Operating Review

Group sales were stable year on year (y-o-y) in the fourth quarter and up 1% for the full year at constant exchange rates. Group sales were up 4% y-o-y in the quarter and 3% for the year at constant exchange rates when excluding operations that were discontinued or sold in 2012, which primarily reflected the organic underlying growth in the business, as well as the acquisition of new businesses during 2012.

Group operating costs were up y-o-y in the quarter and for the year at constant exchange rates following investments in the Nordic and Emerging Markets pay-TV businesses in particular and were up even more when excluding the operations that were discontinued or sold during 2012. Group depreciation and amortisation charges increased y-o-y in the quarter to SEK 57 (38) million due to the consolidation of the more asset intensive Zitius business in Sweden from 1 September 2012, but declined to SEK 147 (183) million for the year due mainly to the ending of charges related to the Bulgarian and Czech TV broadcasting licenses.

Group operating income, when excluding associated company income and non-recurring items in the fourth quarter of 2011, was down 7% y-o-y in the quarter and down 12% for the year, with operating margins of 14% (15%) and 13% (14%) on the same basis for the two respective periods.

Group net interest expenses totalled SEK 0 (-15) million in the quarter and SEK -34 (-59) million for the year and reflected the lower y-o-y borrowing levels in each period. Other financial items amounted to SEK -8 (11) million in the quarter and SEK -56 (-53) million for the year, and included non-cash financial losses of SEK -7 (43) million in the quarter and SEK -15 (14) million for the year arising from the change in value of the option element of the SEK 250 million CDON Group convertible bond between the balance sheet dates.

The Group reported income before tax of SEK 467 (-2,519) million in the quarter and SEK 2,034 (-727) million for the year. Group tax charges amounted to SEK 89 (46) million in the quarter and SEK 440 (561) million for the year, which reflected positive effects from prior years, as well as the revaluation of deferred tax liabilities in Sweden as a result of the change in the corporate tax rate from 1 January 2013. The Group therefore reported net income of SEK 378 (-2,564) million in the quarter and SEK 1,594 (-1,289) million for the year. Basic earnings per share amounted to
SEK 5.25 (-38.87) in the quarter and SEK 22.93 (-19.98) for the year, while diluted earnings per share amounted to SEK 5.24 (-38.88) and SEK 22.87 (-20.01) for the two respective periods.

Free-TV Scandinavia

Sales & costs down at constant exchange rates with 22% operating margin in Q4
	2011				2012				2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Net sales	1,023	1,146	984	1,240	1,024	1,110	876	1,147	4,393	4,157
Change y-o-y	4%	3%	7%	1%	0%	-3%	-11%	-7%	3%	-5%
Change y-o-y at constant exchange rates	11%	7%	7%	1%	-1%	-3%	-7%	-6%	6%	-4%
Total costs	-763	-827	-768	-958	-866	-860	-741	-897	-3,316	-3,364
Change y-o-y	0%	1%	9%	9%	14%	4%	-4%	-6%	5%	1%
Operating income	260	319	216	282	158	251	135	250	1,077	793
Change y-o-y	21%	7%	-2%	-19%	-39%	-21%	-37%	-11%	0%	-26%
Operating margin	25.4%	27.8%	21.9%	22.7%	15.4%	22.6%	15.4%	21.8%	24.5%	19.1%

The y-o-y fall in sales in the quarter reflected the decline in the Danish TV advertising market, as well as lower audience shares and high sold out ratios for the Group’s combined channels in each country. The Norwegian and Swedish TV advertising markets are both expected to have grown in the fourth quarter.

Segment operating costs were down slightly less y-o-y at constant exchange rates than at reported exchange rates in the quarter. Operating costs were up more y-o-y at constant exchange rates than the 1% at reported exchange rates for the year. The underlying y-o-y development in the quarter followed the deferral of certain programming investments into 2013. Segment operating profits were down y-o-y for both reporting periods.

Commercial share of viewing (%)	2011				2012
(Target audience 15-49)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sweden	33.8	37.6	38.4	34.0	34.9	33.4	38.1	33.2
(TV3, TV6, TV8, TV10)
Denmark	25.4	25.7	23.1	22.2	24.9	25.0	22.4	21.3
(TV3, TV3+, TV3 PULS)
Norway	22.0	23.7	20.7	19.2	18.6	19.5	19.7	17.7
(TV3, Viasat4)

The combined commercial target audience share for the Group’s Swedish media house in the quarter reflected higher y-o-y ratings for the TV8 and TV10 channels, which were offset by lower viewing shares for TV6 and a slightly lower y-o-y target audience share for TV3. TV3’s prime time target audience share was however up y-o-y in Q4 following the ongoing improvements to the schedule. The Spring 2013 schedules are now being launched and feature a number of new series of formats that rated well in 2012, as well as new acquired and locally produced shows. The Group has also now signed new distribution agreements with Telenor for TV10 to be included in the basic package of the Bredbandsbolaget IPTV network and the Canal Digital cable network in mid-2013. These changes will boost the national technical household penetration of TV10 from approximately 73% in Q4 2012 to approximately 77% later in 2013.

The combined commercial target audience share for the Group’s Danish media house in the quarter reflected lower ratings for the TV3 and TV3+ channels, which were offset to an extent by higher ratings for TV3 PULS. Both TV3+ and TV3 PULS reported higher y-o-y prime time ratings in Q4. The channel distribution agreements signed in Denmark for the inclusion of the TV3 and TV3 PULS channels on the Boxer digital terrestrial and Canal Digital satellite platforms during 2013 are together expected to boost the Danish national perceived penetration of TV3 from 67% in Q4 2012 to approximately 79% in February 2013, and of TV3 PULS from 46% in Q4 2012 to approximately 57% in July 2013. This boost is expected to result in higher audience and advertising market shares, and carriage fees, in Denmark in 2013. The Group has also entered into a sales cooperation to sell commercial airtime on Viacom’s MTV and VH1 channels as part of the MTG media house channel package from 1 January 2013.

The combined commercial target audience share for the Group’s Norwegian media house in the quarter reflected lower ratings for both TV3 and Viasat4 as a number of locally produced formats did not perform as well as anticipated. The Norwegian media house did however gain overall and prime time commercial target audience share y-o-y in December. The Group has now also signed a distribution agreement with Canal Digital Kabel TV AS to make a yet to be launched third Norwegian free-TV channel available to Canal Digital’s large installed base of cable TV customers. This will enable MTG to implement its broader multi-channel media house strategy in Norway.

Pay-TV Nordic

3% sales growth at constant exchange rates & 16% operating margin in Q4
	2011				2012				2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Net sales	1,139	1,186	1,184	1,221	1,249	1,250	1,182	1,244	4,730	4,925
Change y-o-y	4%	6%	4%	7%	10%	5%	0%	2%	5%	4%
Change y-o-y at constant exchange rates	10%	10%	4%	7%	9%	5%	3%	3%	8%	5%
Total costs	-924	-958	-949	-976	-1,031	-1,027	-986	-1,046	-3,807	-4,090
Change y-o-y	3%	7%	1%	5%	12%	7%	4%	7%	4%	7%
Operating income	215	228	234	246	217	223	196	198	923	834
Change y-o-y	12%	3%	17%	18%	1%	-2%	-16%	-20%	12%	-10%
Operating margin	18.9%	19.2%	19.8%	20.1%	17.4%	17.9%	16.6%	15.9%	19.5%	16.9%

The Nordic pay-TV operations market and sell Viasat’s premium pay-TV packages and content on the Viasat satellite platform, the Viaplay online platform, and third party IPTV and cable networks. Viasat also distributes its 40 pay-TV channels via third party pay-TV networks. The outperformance in the quarter, when compared with the expectations at the time of the Q3 results, primarily reflected positive currency exchange rate movements, higher HD and Viaplay subscriber intake, and one-off pay-per-view revenues from a boxing title fight in Denmark.

Operating costs were up more y-o-y at constant exchange rates than at reported rates for both periods. The underlying y-o-y increase in costs in the quarter continued to reflect the investments in premium movie and sports content and the Viaplay online pay-TV service, as well as the Viasat Film rebranding and launch of HD and catch-up channels. Segment operating profits were therefore down y-o-y for both operating periods but with a higher Q4 operating margin than previously anticipated.

The Group continues to expect its total Nordic pay-TV subscriber base (Viasat and Viaplay) to grow in 2013 and moving forward. As indicated in the Group’s Q3 financial results announcement in October 2012, the ongoing decline in the Nordic satellite premium subscriber base is not expected to be fully offset by growth in the Nordic third party network subscriber base in 2013.

As previously announced, the Group currently expects its Nordic pay-TV revenues to grow at constant exchange rates in 2013 following the full consolidation of the TV 2 Sport business from the beginning of 2013. The Group also continues to expect the Nordic pay-TV business to report an operating (EBIT) margin of approximately 10-12% for the full year 2013, and for the segment margin to increase in 2014.
Subscribers	2011				2012
000's	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Premium subscribers	1,048	1,048	1,042	1,058	1,039	1,031	1,023	1,019
- of which, satellite subscribers	653	645	640	638	625	612	603	592
- of which third party networks subscribers	394	403	402	421	414	419	420	427
Basic satellite subscribers	42	40	39	38	42	44	46	46
Satellite value-added service subscribers
ViasatPlus	163	172	179	188	191	192	193	192
Multi-room	237	239	240	250	251	251	252	250
High definition	232	255	276	297	313	321	336	341

The Group’s premium subscriber base, when excluding the undisclosed and rapidly growing Viaplay online subscriber base, was lower q-o-q and y-o-y as anticipated, as the growth in the third party network subscriber base did not fully compensate for the decline in the satellite subscriber base. As also anticipated, annualised average revenue per premium satellite subscriber (ARPU) was up 4%   y-o-y in the quarter to SEK 4,988 (4,791) and up q-o-q from SEK 4,916 in the third quarter of 2012 following price increases and ongoing HD subscriber intake.

The Group has announced a number of measures to enhance its competitive position and channel offering for the longer term, and entered into a number of channel distribution agreements. These included the further strengthening of the Group’s Danish pay-TV offering to comprise all of the major free-TV channels in Denmark together with the market leading portfolio of premium movie, sports and documentary channels. SBS Broadcasting’s Danish free-TV channels and C More Entertainment’s Canal 8 Sport and Canal 9 pay-TV channels have now been included in MTG’s Viasat Danish pay-TV offerings for the first time and MTG has rebranded the now fully owned TV 2 Sport and TV 2 Sport Premier League pay-TV channels as TV3 Sport 1 and TV3 Sport Premier League, and launched new channel TV3 Sport 2.

The availability of the Group’s Norwegian pay-TV offering has also been enhanced by making all of Viasat’s pay-TV channels and catch-up services available on the Canal Digital cable TV platform in Norway for the first time.

The Viaplay online pay-TV service has continued to develop according to plan with new versions of the Viaplay ‘App’ launched on the Apple iOS and Google Android platforms. Viaplay has also now been made available on the Sony PlayStation®3 and Microsoft Xbox 360 games consoles for the first time. Viaplay continued to improve its service and offering and raised the price for its top tier TV, movie and sports package from SEK 199 to SEK 249 in Sweden in January 2013.

Free-TV Emerging Markets

8% sales growth at constant exchange rates & operating margin of 15% in Q4
	2011				2012				2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Net sales	420	598	400	655	432	560	369	675	2,073	2,035
Change y-o-y	-3%	3%	12%	4%	3%	-6%	-8%	3%	3%	-2%
Change y-o-y at constant exchange rates	6%	8%	12%	7%	5%	-3%	3%	8%	8%	3%
Total costs	-451	-526	-476	-588	-423	-469	-417	-571	-2,041	-1,880
Change y-o-y	-10%	-3%	10%	2%	-6%	-11%	-13%	-3%	0%	-8%
Operating income	-31	73	-76	67	8	91	-48	104	32	156
Change y-o-y	-	73%	-	19%	-	26%	-38%	55%	-	385%
Operating margin	-	12.1%	-	10.2%	1.9%	16.3%	-	15.4%	1.5%	7.7%

The Group’s Emerging Markets free-TV operations comprise a total of 19 free-TV channels in the Baltics, the Czech Republic, Bulgaria, Hungary and Ghana. The Group grew its sales and increased its advertising market shares y-o-y in the quarter in almost all of its operating territories, and also benefitted from the consolidation of the LNT operations in Latvia from 1 June 2012. Segment sales were up 10% y-o-y in the quarter and were up 5% for the year at constant exchange rates when excluding the results of the Slovenian operations, which were closed down in the first quarter of 2012.

The reported y-o-y reduction in segment operating costs in the quarter reflected significant currency exchange rate movements. Segment operating costs were up y-o-y at constant exchange rates in the quarter and down for the full year, which primarily reflected the closing down of the Slovenian operations, the ending of depreciation charges for the Czech and Bulgarian terrestrial broadcasting licenses, the consolidation of the LNT operations and ongoing programming investments in the Czech Republic.

Segment operating profits were therefore up 55% y-o-y in the quarter and almost fivefold for the year, with substantially increased operating margins for both periods.

Baltics, Czech Republic and Bulgaria

	2011				2012				2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Net sales	371	531	352	591	393	516	335	630	1,845	1,874
Change y-o-y	-2%	4%	14%	6%	6%	-3%	-5%	7%	5%	2%
Change y-o-y at constant exchange rates	6%	8%	14%	9%	8%	0%	6%	12%	9%	7%
Total costs	-373	-435	-400	-512	-367	-413	-384	-524	-1,721	-1,687
Change y-o-y	-10%	-3%	12%	7%	-2%	-5%	-4%	2%	1%	-2%
Operating income	-3	96	-48	79	27	103	-50	106	124	186
Change y-o-y	-	51%	-	5%	-	8%	4%	35%	136%	50%
Operating margin	-	18.0%	-	13.4%	6.8%	20.0%	-	16.9%	6.7%	9.9%

The y-o-y sales growth for the combined operations reflected advertising market share gains in all of territories, as well as the contribution from the newly consolidated LNT operations in Latvia.

Combined operating costs for the businesses were up y-o-y at constant exchange rates for both reporting periods. The y-o-y increase in the quarter primarily reflected the consolidation of the LNT operations and investments in the Czech Republic.

Combined operating profits were therefore up 35% y-o-y in the quarter and up 50% for the year, with increased operating margins of 16.9% and 9.9% for the two respective periods.

Commercial share of viewing (%)	2011				2012
(Target audience)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Pan-Baltic	39.9	40.4	40.6	42.6	40.5	40.5	47.0	48.5
(All Baltic channels) (15-49)
Estonia	37.7	39.3	38.0	38.7	40.9	39.2	40.7	37.5
(TV3, 3+, TV6) (15-49)
Latvia *	36.7	38.3	34.4	39.0	36.1	39.9	60.6	61.8
(TV3, 3+, TV6, LNT, TV5, Kanals 2) (15-49)
Lithuania	42.2	42.1	45.7	46.3	43.2	41.3	40.2	43.8
(TV3, TV6, TV8) (15-49)

Czech Republic	32.1	32.0	35.7	37.6	36.9	39.1	40.4	39.1
(Prima Family, Prima COOL, Prima Love) (15-54)
Bulgaria	28.3	28.2	28.0	27.7	29.1	25.7	28.4	34.1
(Nova TV, Diema, Diema Family, Kino Nova) (18-49)
Hungary	7.9	7.5	8.2	8.9	9.4	9.1	8.2	7.8
(Viasat3, Viasat6) (18-49)

*	Including LNT channels (LNT, TV5, Kanals 2) from Q3 2012.

Sales for the Group’s combined Baltic free-TV operations were up 39% y-o-y in the quarter and up 16% for the year at constant exchange rates. The development in the quarter reflected the consolidation of the LNT business in Latvia, higher sales in Lithuania and stable sales in Estonia. The Latvian and Lithuanian TV advertising markets are both estimated to have grown y-o-y in the quarter, while the Estonian market is estimated to have declined. The Group’s Latvian commercial target audience share has been boosted by the addition of the LNT channels. The Estonian audience share development reflected increased Russian language programming competition for the 3+ channel in particular, while the audience share development in Lithuania primarily reflected the impact of analogue switch-off in Q4 2012. The Group’s channels have the largest combined audience shares in each of the Baltic countries.

The Group’s Czech operations reported 4% y-o-y sales growth at constant exchange rates in the quarter and 5% growth for the year. The overall TV advertising market is estimated to have been up slightly y-o-y in the quarter. The y-o-y audience share gain for the Czech media house reflected higher ratings for Prima COOL and Prima LOVE, and a fourth national free-TV channel – ‘Prima ZOOM’ – has just been launched to focus on a male 35+ skewed audience to complement the existing channel portfolio. Prima ZOOM already has a household penetration of over 90% in the Czech Republic. The Group’s Czech media house has entered into a strategic sales cooperation with TV Barrandov, and started selling the advertising airtime on the channel from 1 January 2013.

The Group’s Bulgarian operations reported 5% y-o-y sales growth at constant exchange rates in the quarter and 1% growth for the year. The overall TV advertising market is estimated to have declined y-o-y in the quarter. The combined commercial audience share for the Group’s Bulgarian channels was up significantly both y-o-y and q-o-q following increased investments in successful locally produced programming. The Group’s Bulgarian media house also sells advertising airtime for the Discovery Channel, TLC, Disney Channel, Cartoon Network, Fox, Fox Crime, Fox Life, 24Kitchen and the National Geographic Channel.

Sales for the Group’s Hungarian operations were down 17% y-o-y at constant exchange rates in the quarter and down 14% for the year. The overall TV advertising market is estimated to have declined by up to 20% y-o-y in the quarter. Local advertising sales house Atmedia has begun selling the commercial airtime on the Group’s two free-TV channels (Viasat3 and Viasat6) together with a portfolio of 22 other TV channels from the beginning of 2013.

Sales for the Group’s Viasat1 channel in Ghana grew by 61% y-o-y at constant exchange rates in the quarter and by 66% for the year, as the channel continued to increase its share of the growing Ghanaian TV advertising market.

Pay-TV Emerging Markets

19% sales growth at constant exchange rates & lower profitability in Q4

	2011				2012				2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Net sales	215	230	240	237	251	273	267	271	922	1,062
Change y-o-y	-2%	2%	5%	6%	17%	19%	11%	14%	3%	15%
Change y-o-y at constant exchange rates	11%	19%	14%	6%	14%	12%	13%	19%	13%	15%
Total costs	-207	-209	-227	-231	-217	-215	-219	-266	-874	-918
Change y-o-y	16%	11%	2%	18%	5%	3%	-3%	15%	11%	5%
Operating income	7	22	13	7	34	58	48	5	49	144
Change y-o-y	-82%	-41%	126%	-78%	360%	168%	258%	-22%	-56%	195%
Operating margin	3.4%	9.3%	5.5%	2.8%	13.5%	21.1%	17.9%	1.9%	5.3%	13.6%

Viasat’s Emerging Market pay-TV operations market and sell pay-TV packages on the Viasat satellite platforms in the Baltics and Ukraine, and on the joint venture Raduga TV satellite platform in Russia. Viasat also distributes 32 channels via third party pay-TV networks to subscribers in 31 countries across Central and Eastern Europe, Africa and the United States. The Viaplay online pay-TV service was launched in Russia in March 2012.

The y-o-y sales growth in the fourth quarter was driven by continued subscriber intake on the Group’s satellite pay-TV platforms in Russia, Ukraine and the Baltics, as well as subscription growth for the wholesale mini-pay channel business.

The lower than anticipated y-o-y increase in segment operating costs in the quarter primarily reflected general and administrative cost savings and the renegotiation of content rights, which offset to some extent the previously announced investments in Russian and Ukrainian pay-TV content, HD channels and the pre-paid satellite service in Ukraine.

The Group therefore reported a segment operating profit in the fourth quarter, compared to the previously anticipated operating loss of up to SEK 20 million. Full year operating profits consequently almost tripled y-o-y and the segment reported a substantially higher operating margin.

The Group also continues to expect the previously announced investments in its Emerging Market pay-TV operations to result in lower profitability levels in 2013 and expects rising profitability levels in 2014. However, when combining the Group’s decision to reduce its investments in its Ukrainian pre-paid satellite service, as the package and pricing structures are reviewed in the context of a highly competitive market environment, with higher ingoing mini-pay subscription balances at the beginning of the year, the segment is expected to achieve a breakeven EBIT result for the full year 2013. This compares with the Group’s previous expectations for the segment to report an operating (EBIT) loss of less than SEK 50 million for the full year 2013.

Subscribers	2011				2012
000's	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Satellite subscribers	438	438	460	532	529	534	543	584
Mini-pay TV subscriptions	58,197	61,105	61,177	64,285	66,012	72,816	75,430	83,950

Viasat’s Emerging Markets satellite pay-TV platforms added 52,000 net new subscribers y-o-y and 41,000 net new subscribers in the fourth quarter alone, following seasonally high subscriber intake on the Russian and Ukrainian satellite platforms. The wholesale channel business added over 19 million subscriptions in 2012 and over 8 million subscriptions in the fourth quarter alone, with particularly high growth in the Russian base.

The Group has been selling a premium package of four HD channels (including its three newly launched HD movie channels) in Russia, Ukraine and the CIS since the beginning of December. Two major Russian cable TV networks have already signed contracts to distribute the new channel package.

CTC Media

The Group reports its equity participation in the earnings of CTC Media with a one quarter time lag due to the fact that CTC Media reports its financial results after MTG. MTG’s participation in CTC Media’s US dollar reported results is translated into MTG’s Swedish krona reporting currency at the average currency exchange rate for the MTG reporting period.

The Group owned 37.9% of CTC Media’s issued and outstanding shares at the end of 2012, compared to 38.1% at the end of 2011. The shareholding did not change in the fourth quarter but was diluted in Q1 2012 by an issue of new shares in line with the company’s long term incentive programme.

CTC Media reported results	2010	2011				2012			2011	2012
(USD million)	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	R12m	R12m
Sales	222	166	204	160	237	191	188	162	752	778
Operating income	101	36	62	27	-2	50	49	-44	199	53
Income before tax	105	39	64	30	4	51	54	-41	238	68

MTG equity participation in	2011				2012				2011	2012
CTC Media results (SEK million)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Associated company income	255	94	164	112	200	132	132	-35	624	429
Dividends received	61	84	-	174	52	55	51	50	319	208
MTG equity ownership	38.2%	38.2%	38.2%	38.1%	38.1%	37.9%	37.9%	37.9%	38.1%	37.9%

CTC Media’s Q3 2012 results included USD 82.5 million of non-cash impairment changes, of which USD 20.5 million impacted MTG’s Q4 2012 income statement and was reported in the associated company income line. CTC Media’s Q4 2011 results included USD 89.5 million of non-cash impairment charges, of which USD 4.6 million impacted MTG’s Q1 2012 income statement and was reported in the associated company income line.

CTC Media’s non-recurring charges in Q3 2012 arose from the impairment of analogue broadcasting licenses, which was triggered by recent official announcements of the terms of a tender for a second digital multiplex and the planned schedule for analogue switch-off in Russia. MTG’s share in CTC Media’s charges for the impairment of acquisition values in goodwill and broadcast licenses for the DTV Network and DTV Television Station Group (now re-branded into Peretz) are recognized directly in the equity reserve in the form of the unrealized gain that arose from MTG’s sale of the DTV Group to CTC Media in April 2008.

CTC Media will publish its results for the fourth quarter and full year ended 31 December 2012 on 28 February 2013. For further information regarding CTC Media, please visit www.ctcmedia.ru.

Other Businesses

	2011				2012				2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Net sales	400	452	372	450	407	397	297	316	1,674	1,418
Change y-o-y	-2%	-6%	-18%	-1%	2%	-12%	-20%	-30%	-7%	-15%
Change y-o-y at constant exchange rates	4%	-3%	-18%	-1%	1%	-13%	-18%	-29%	-5%	-15%
Total costs	-380	-409	-358	-418	-421	-392	-284	-312	-1,565	-1,410
Change y-o-y	-1%	-7%	-12%	4%	11%	-4%	-21%	-25%	-4%	-10%
Associated company income	0	1	4	1	0	0	2	-4	5	-2
Operating income	20	44	18	32	-14	5	15	0	114	6
Change y-o-y	-19%	-7%	-64%	-40%	-	-89%	-16%	-100%	-35%	-95%
Operating margin	5.1%	9.5%	3.8%	6.9%	-	1.2%	4.3%	1.3%	6.5%	0.5%

The segment comprises the Group’s Radio and MTG Studios operations. The Group’s radio operations comprise national commercial networks in Sweden and Norway, as well as national and local stations in the Baltics. MTG Studios comprises the Group’s content production businesses in Scandinavia, Europe and Africa.

Segment sales were down 2% y-o-y in the quarter and up 1% for the year at constant exchange rates when excluding the contribution of the Bet24 operations but including the consolidation of the Paprika Latino production company from 17 September 2012. The y-o-y development in the quarter primarily reflected a decline in Swedish radio advertising sales as the Group’s operation of 20 NRJ licenses in Sweden came to an end on 31 December 2012, which was offset to an extent by the growth in the Norwegian radio business and MTG Studios operations.

Segment operating costs were up y-o-y in the quarter and for the year at constant exchange rates when excluding the impact of the Bet24 operations but including the consolidation of Paprika Latino. The y-o-y development in the quarter reflected increased production costs for the MTG Studios operations, which were offset to an extent by lower costs for the radio operations. Segment operating profits were therefore substantially down y-o-y in the quarter and for the year.

Financial Review

Cash Flow
The Group’s cash flow from operations before changes in working capital amounted to SEK 583 (519) million in the quarter and SEK 1,655 (1,853) million for the year, and included the receipt of SEK 51 (174) million and SEK 208 (319) million of dividend payments from CTC Media for the respective periods. In 2011 CTC Media paid out two out of the four cash dividends in the fourth quarter of 2011, but paid no dividend in the third quarter. The company paid a cash dividend per quarter during all quarters of 2012.

The Group reported a SEK 238 (588) million change in working capital in the quarter and SEK 261 (-56) million change for the year, which reflected lower tax and other prepaid expenses in the quarter. Group net cash flow from operations therefore totalled SEK 821 (1,107) million in the quarter and SEK 1,915 (1,797) million for the year.

The Group’s cash investments in shares amounted to SEK 41 (-) million in the quarter and SEK 315 (-) million for the year, which comprised the acquisition of shares in the Paprika Latino content production business in Q3 2012 for SEK 25 million, the LNT free-TV business in Latvia in Q2 2012 for SEK 81 million, the Zitius communications operator in Sweden in Q3 2012 for SEK 155 million, and TV 2 Sport A/S in Q4 2012 for SEK 47 million, which were offset to an extent by the sale of the Group’s remaining shares in Metro International S.A. to Investment AB Kinnevik in Q1 2012 for SEK 24 million in cash.

Group capital expenditure on tangible and intangible assets totalled SEK 74 (34) million in the quarter and SEK 144 (120) million for the year. The y-o-y development in the quarter primarily reflected the ongoing investments in Viaplay and the consolidation of the more asset intensive Zitius business. Other cash flow from investing activities of SEK 84 (-) for the year comprised the net cash received from the sale of the Bet24 operations in Q2. Cash flow used in investing activities therefore totalled SEK 115 (29) million in the quarter and SEK 351 (115) for the year.

Cash flow used in financing activities amounted to SEK 411 (966) million in the quarter, which primarily comprised a SEK 377 (899) million net decrease in borrowings. Cash flow used in financing activities amounted to SEK 1,274 (1,737) million for the year and comprised the SEK 600 (498) million dividend payment to MTG shareholders in May 2012 as well as a SEK 612 (1,188) million net decrease in borrowings. The Group had total borrowings of SEK 953 (1,566) million at the end of the period, compared to SEK 1,326 (2,458) million at the end of the third quarter of 2012.

The net change in cash and cash equivalents therefore amounted to SEK 294 (112) million in the quarter and SEK 291 (-55) million for the year, and the Group had SEK 748 (470) million of cash and cash equivalents at the end of the period, compared to SEK 451 (317) million at the end of the third quarter of 2012.

Net debt
The Group's net debt position, which is defined as interest bearing liabilities less cash and cash equivalents and interest bearing assets, amounted to SEK 1 (797) million at the end of the period, and compared to a net debt position of SEK 634 (1,861) million at the end of the third quarter of 2012.

Liquid funds
The Group’s available liquid funds, including unutilised credit and overdraft facilities, totalled SEK 6,448 (5,528) million at the end of the period, compared to SEK 5,784 (4,499) million at the end of the third quarter of 2012.

Holdings in listed companies
The book value of the Group’s shareholding in associated company CTC Media was SEK 1,903 (1,878) million at the end of the period, and compared with the SEK 3,035 million (USD 467 million) public equity market value of the shareholding as at the close of trading on the last business day of 2012.

Equity
The Group reported SEK 124 (-479) million of currency translation differences in equity in the quarter and SEK -122 (-139) million of differences for the year. The Group does not hedge its equity exposure to currency translation effects. The Group’s total equity amounted to SEK 5,134 (4,350) million at the end of the period, compared to SEK 4,635 (7,391) million at the end of the third quarter of 2012.

Purchase price allocation for acquired companies
The recorded fair values for the net identifiable assets as at the date of acquisition amounted to SEK 458 million in goodwill and SEK 26 million in other intangible assets. The work on the purchase price allocation for the acquisition of TV2 Sport A/S is still in progress, and the recorded fair values are therefore preliminary, as the company was acquired on 20 December 2012.

The acquired companies contributed a total of SEK 276 million of sales and SEK -7 million of operating income from the time of consolidation, until the end of the year. When including the pro forma contribution from the combined acquired businesses for the full year 2012, Group pro forma sales would have amounted to SEK 13,610 million for the year, with a total pro forma operating income of SEK 2,154 million.

Shares
The weighted average number of MTG shares outstanding was 66,612,522 (66,403,237) during the quarter and 66,547,156 (66,383,647) during the year. The total number of outstanding shares increased from 66,403,237 to 66,612,522 during the year following the award of 209,285 Class B shares to participants in the MTG 2009 long-term incentive program, and excluding the 865,000 Class C shares and 169,602 Class B shares held by MTG in treasury at the end of the period. The total number of issued shares did not change during the period.

Number of issued shares	Class A shares	Class B shares	Class C shares	Total
Total number of issued shares as at 1 January 2012 & 31 December 2012	5,878,931	60,903,193	865,000	67,647,124

Related Party Transactions

Related party transactions for the reporting periods are of the same character and of similar amounts as the transactions described in the 2011 Annual Report, with the exception of the below. The Group sold all of its remaining shares, warrants and subordinated debentures in Metro International S.A. to Investment AB Kinnevik for SEK 24 million in the first quarter of 2012. The sale gave rise to a net gain of SEK 9 million.

Parent Company

Modern Times Group MTG AB is the Group’s parent company and is responsible for Group-wide management, administration and finance functions.

	2011				2012				2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	12m	12m
Net Sales	9	10	9	10	14	12	13	18	38	58
Net interest & other financial items	161	551	137	125	135	172	171	258	974	736
Income before tax and appropriations	126	473	100	69	80	122	133	226	767	561

The parent company had cash and cash equivalents of SEK 371 (96) million at the end of the period, compared to SEK 195 (116) million at the end of the third quarter of 2012. SEK 5,700 (5,058) million of the SEK 6,600 million total available credit facilities, including the SEK 100 million overdraft facility, was unutilised as at the end of the reporting period. A total of SEK 12,339 million of internal long term loan receivables were reclassified to short term loan receivables in the quarter, due to the loans falling due at the beginning of 2013.

Risks & Uncertainties

Significant risks and uncertainties exist for the Group and the parent company. These include the prevailing economic and business environments in certain markets and the impact of the Eurozone crisis in particular; commercial risks related to expansion into new territories; political and legislative risks related to changes in rules and regulations in the various territories in which the Group operates; exposure to foreign exchange rate movements and the US dollar and Euro currencies in particular; and the emergence of new technologies and competitors. These risks and uncertainties are described in more detail in the 2011 Annual Report, which is available from the Group’s website at www.mtg.se and in the Group’s registration statement on Form 20-F, which is available from the website of the U.S. Securities and Exchange Commission.

Other Information

This Group interim report has been prepared according to ‘IAS 34 Interim Financial Reporting’ and ‘The Annual Accounts Act’. The interim report for the parent company has been prepared according to the Annual Accounts Act - Chapter 9 ‘Interim Report’.

The Group's consolidated accounts and the parent company accounts have been prepared according to the same accounting policies and calculation methods as were applied in the preparation of the 2011 Annual Report with the exception that the results arising from new share issues by associated companies are included in the associated company income and not, as previously, in other financial items, and SEK 2 million and SEK 22 million respectively have been moved from the financial items line to the associated income line in the 2011 financial statements. The parent company has also adopted the alternative rule in RFR 2 Accounting for legal entities, which states that both received and paid Group contributions can be recognized as appropriations in the income statement. In 2011, Group contributions amounted to a total of SEK 206 million in the quarter and for the full year, were recognized within Net interest and other financial items line. The results for prior periods have been restated accordingly.

2013 Annual General Meeting of shareholders

The 2013 Annual General Meeting of shareholders will be held on 14 May 2013 in Stockholm. Shareholders wishing to have matters considered at the Annual General Meeting should submit their proposals in writing to agm@mtg.se or to The Company Secretary, Modern Times Group MTG AB, Box 2094, SE-103 13 Stockholm, Sweden, at least seven weeks before the Annual General Meeting, in order that the proposal may be included in the notices to the meeting. Further details on how and when to register will be published in advance of the Meeting.

Nomination Committee for the 2013 Annual General Meeting of shareholders

In accordance with the resolution of the 2012 Annual General Meeting, Cristina Stenbeck has convened a Nomination Committee consisting of members representing the largest shareholders in MTG. The Nomination Committee is comprised of Cristina Stenbeck, Investment AB Kinnevik; Thomas Ehlin, Nordea Investment Funds; Johan Ståhl, Lannebo Fonder; and Björn Lind, AMF Försäkring och Fonder. Information about the work of the Nomination Committee can be found on MTG’s corporate website at www.mtg.se.

Shareholders wishing to propose candidates for election to the MTG Board of Directors should submit their proposals in writing to agm@mtg.se or to The Company Secretary, Modern Times Group MTG AB, Box 2094, SE-103 13, Stockholm, Sweden.

2012 Annual Report

The Annual Report will be made available at www.mtg.se and from the Company’s head office at Skeppsbron 18, Stockholm, Sweden, no later than 9 April 2013.

First Quarter 2013 Financial Results

MTG’s financial results for the three months ended 31 March 2013 will be published on 18 April 2013.

Conference Call

The company will host a conference call today at 15.00 Stockholm local time, 14.00 London local time and 09.00 New York local time. To participate in the conference call, please dial:

Sweden:	+46(0)8 5352 6408
UK:	+44(0)20 7136 2051
US:	+1646 254 3360

The access pin code for the call is 4080855

To listen to the conference call online and for further information please visit www.mtg.se.

* * *

For further information, please visit www.mtg.se, or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Mathias Hermansson, Chief Financial Officer
Tel:                            +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

London, 13 February 2013

Jørgen Madsen Lindemann, President & Chief Executive Officer

Modern Times Group MTG AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Registration number: 556309-9158

Forward-looking information and Safe Harbour Statement under the U.S. Private Securities Litigation Reform Act of 1995

This report contains forward-looking information based on the current expectation of MTG management. Although management deems that the expectations presented by such forward-looking information are reasonable, such forward-looking information is subject to risks and uncertainties and no guarantee can be given that these expectations will prove correct. Accordingly, the actual future outcome could vary considerably when compared to what is stated in the forward-looking information, due to such factors as described above in the Risks & Uncertainties section.

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this Full Year report is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 13.00 CET on 13 February 2013.

CONDENSED CONSOLIDATED	2012	2011	2012	2011
INCOME STATEMENT (MSEK)	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec

Net sales	3,620	3,711	13,336	13,473
Cost of goods and services	-2,071	-2,166	-7,898	-8,039
Gross income	1,549	1,545	5,438	5,434

Selling and administrative expenses	-1,039	-963	-3,676	-3,376
Other operating revenues and expenses, net	4	-31	-67	-125
Share of earnings in associated companies	-38	116	429	634
Write-down and one-off costs	-	-3,182	-	-3,182
Operating income (EBIT)	476	-2,515	2,124	-615

Net interest	0	-15	-34	-59
Other financial items	-8	11	-56	-53
Income before tax	467	-2,519	2,034	-727

Tax	-89	-46	-440	-561
Net income for the period	378	-2,564	1,594	-1,289

Equity holders of the parent	350	-2,581	1,526	-1,327
Non-controlling interests	28	17	68	38
Net income for the period	378	-2,564	1,594	-1,289

Basic earnings per share (SEK)	5.25	-38.87	22.93	-19.98
Diluted earnings per share (SEK)	5.24	-38.88	22.87	-20.01

CONDENSED STATEMENT OF	2012	2011	2012	2011
COMPREHENSIVE INCOME FOR THE GROUP (MSEK)	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec

Net income for the period	378	-2,564	1,594	-1,289

Other comprehensive income
Currency translation differences	124	-479	-122	-139
Cash flow hedge	-1	-6	-31	21
Revaluation of shares at market value	0	-2	0	-10
Share of other comprehensive income of associates	3	8	27	73
Other comprehensive income for the period	126	-480	-126	-55

Total comprehensive income for the period	504	-3,044	1,469	-1,344

Total comprehensive income attributable to:
Equity holders of the parent	471	-3,049	1,401	-1,370
Non-controlling interests	33	5	67	26
Total comprehensive income for the period	504	-3,044	1,469	-1,344

Shares outstanding at the end of the period	66,612,522	66,403,237	66,612,522	66,403,237

Basic average number of shares outstanding	66,612,522	66,403,237	66,547,156	66,383,647
Diluted average number of shares outstanding	66,673,377	66,403,237	66,719,177	66,383,647

CONDENSED STATEMENT OF	2012	2011
FINANCIAL POSITION (MSEK)	31 Dec	31 Dec

Non-current assets
Goodwill	2,866	2,447
Other intangible assets	575	581
Machinery and equipment	338	267
Shares and participations	1,988	1,993
Other financial receivables	330	324
	6,098	5,612

Current assets
Inventory	1,626	1,591
Current receivables	3,221	3,608
Cash, cash equivalents and short-term investments	748	470
	5,595	5,668
Total assets	11,692	11,281

Shareholders’ equity
Shareholders’ equity	4,946	4,128
Non-controlling interests	188	222
	5,134	4,350

Long-term liabilities
Interest-bearing liabilities	934	1,524
Provisions	611	583
Non-interest-bearing liabilities	206	60
	1,751	2,168

Current liabilities
Interest-bearing liabilities	90	50
Non-interest-bearing liabilities	4,718	4,713
	4,808	4,763
Total shareholders’ equity and liabilities	11,692	11,281

CONDENSED CONSOLIDATED	2012	2011	2012	2011
STATEMENT OF CASH FLOWS (MSEK)	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec

Cash flow from operations	583	519	1,655	1,853
Changes in working capital	238	588	261	-56
Net cash flow from operations	821	1,107	1,915	1,797

Proceeds from sales of shares	-	5	24	5
Acquisitions of subsidiaries and associates	-41	-	-315	-
Investments in other non-current assets	-74	-34	-144	-120
Other cash flow from investing activities	0	-	84	-
Cash flow used in investing activities	-115	-29	-351	-115

Net change in loans	-377	-899	-612	-1,188
Dividends to shareholders	-	-	-600	-498
Other cash flow from/to financing activities	-34	-67	-62	-51
Cash flow used in financing activities	-411	-966	-1,274	-1,737

Net change in cash and cash equivalents for the period	294	112	291	-55

Cash and cash equivalents at the beginning of the period	451	317	470	500
Translation differencies in cash and cash equivalents	3	41	-12	25
Cash and cash equivalents at end of the period	748	470	748	470

CONDENSED STATEMENT OF CHANGES	2012	2011
IN EQUITY (MSEK)	31 Dec	31 Dec

Opening balance	4,350	6,239
Net loss/income for the year	1,594	-1,289
Other comprehensive income for the year	-126	-55
Total comprehensive loss/income for the year	1,469	-1,344

Effect of employee share option programmes	9	10
Change in non-controlling interests	2	-
Dividends to shareholders	-600	-498
Dividends to non-controlling interests	-96	-57
Closing balance	5,134	4,350

CONDENSED INCOME STATEMENT	2012	2011	2012	2011
PARENT COMPANY (MSEK)	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec

Net sales	18	10	58	38
Gross income	18	10	58	38

Administrative expenses	-50	-66	-232	-245
Operating income (EBIT)	-32	-57	-175	-207

Net interest and other financial items	258	125	736	974
Income before tax and appropriations	226	69	561	767

Appropriations	-524	-206	-562	-206

Tax	95	32	20	-47
Net income for the period	-203	-105	19	515

CONDENSED STATEMENT OF	2012	2011	2012	2011
COMPREHENSIVE INCOME FOR THE PARENT (MSEK)	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec

Net income for the period	-203	-105	19	515

Other comprehensive income
Revaluation of shares at market value	-	-2	0	-10
Other comprehensive income for the period	0	-2	0	-10

Total comprehensive income for the period	-203	-107	19	505

CONDENSED BALANCE SHEET	2012	2011
PARENT COMPANY (MSEK)	31 Dec	31 Dec

Non-current assets
Shares and participations	3,676	3,676
Other financial assets	1,217	12,608
Total financial assets	4,896	16,285

Current assets
Current receivables	13,099	842
Cash, cash equivalents and short-term investments	371	96
	13,470	938
Total assets	18,366	17,222

Shareholders’ equity
Restricted equity	338	338
Non-restricted equity	7,926	8,501
	8,264	8,840

Long-term liabilities
Interest-bearing liabilities	894	4,208
Provisions	1	6
Non-interest-bearing liabilities	55	60
	951	4,275

Current liabilities
Other interest-bearing liabilities	8,113	3,284
Non-interest-bearing liabilities	1,038	823
	9,151	4,107
Total shareholders’ equity and liabilities	18,366	17,222

NET SALES	2011	2011	2011	2011	2011	2012	2012	2012	2012	2012
BUSINESS SEGMENTS (MSEK)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year

Free-TV Scandinavia	1,023.1	1,146.2	983.9	1,240.1	4,393.3	1,023.7	1,110.4	875.9	1,147.2	4,157.3

Pay-TV Nordic	1,139.1	1,186.1	1,183.6	1,221.1	4,730.0	1,248.7	1,250.2	1,182.0	1,243.6	4,924.5

Free-TV Emerging Markets	419.8	598.2	399.9	655.3	2,073.3	431.6	560.1	369.0	674.5	2,035.2
- of which Baltics, Czech & Bulgaria	370.5	530.9	352.1	591.5	1,845.0	393.4	515.7	334.5	629.9	1,873.5

Pay-TV Emerging Markets	214.7	230.1	240.3	237.3	922.4	250.6	273.0	266.8	271.4	1,061.8

Central operations, eliminations & other businesses	-43.0	-37.8	-47.2	-44.6	-172.6	-45.9	-44.8	-34.2	-14.6	-139.5

Total Viasat Broadcasting	2,753.8	3,122.8	2,760.5	3,309.2	11,946.3	2,908.8	3,149.0	2,659.5	3,322.1	12,039.3

Other Businesses	400.2	452.2	372.5	449.6	1,674.5	407.4	397.0	297.0	316.4	1,417.8

Total operating businesses	3,154.0	3,575.0	3,133.0	3,758.9	13,620.9	3,316.2	3,546.0	2,956.5	3,638.5	13,457.1

Group central operations	47.3	45.4	45.6	47.5	185.8	58.9	49.9	54.7	75.8	239.2

Eliminations	-76.4	-89.1	-72.9	-95.1	-333.6	-115.6	-79.0	-71.1	-94.5	-360.2

TOTAL OPERATIONS	3,124.8	3,531.3	3,105.7	3,711.3	13,473.1	3,259.4	3,516.8	2,940.0	3,619.8	13,336.1

OPERATING INCOME (EBIT)	2011	2011	2011	2011	2011	2012	2012	2012	2012	2012
BUSINESS SEGMENTS (MSEK)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year

Free-TV Scandinavia	260.3	319.2	215.7	282.0	1,077.3	157.7	250.6	134.9	249.9	793.1

Pay-TV Nordic	214.8	228.1	234.5	245.6	923.0	217.2	223.4	195.8	197.6	834.0

Free-TV Emerging Markets	-31.2	72.5	-76.2	67.0	32.1	8.3	91.3	-47.6	103.7	155.8
- of which Baltics, Czech & Bulgaria	-2.6	95.5	-48.0	79.0	123.9	26.7	103.0	-49.7	106.3	186.3

Pay-TV Emerging Markets	7.4	21.5	13.3	6.6	48.7	33.9	57.5	47.7	5.1	144.2

Associated company CTC Media	254.7	93.6	164.3	111.8	624.4	199.7	132.0	132.1	-34.8	429.0

Central operations, eliminations & other businesses	12.5	-0.3	0.6	-5.8	7.0	7.4	-10.7	-6.1	-10.4	-19.8

Total Viasat Broadcasting	718.5	734.7	552.2	707.1	2,712.4	624.2	744.1	456.9	511.0	2,336.3

Other Businesses	20.0	44.3	17.9	31.8	114.0	-13.7	4.7	15.1	-0.1	6.1

Total operating businesses	738.5	779.0	570.1	738.8	2,826.5	610.5	748.8	472.0	511.0	2,342.3

Group central operations & eliminations	-52.4	-91.2	-44.3	-71.9	-259.9	-69.0	-64.4	-49.9	-35.3	-218.5

TOTAL OPERATIONS	686.1	687.8	525.8	666.9	2,566.6	541.5	684.5	422.1	475.7	2,123.8

Non-recurring items	-	-	-	-202.9	-202.9	-	-	-	-	-
Asset impairment charges Bulgaria	-	-	-	-2,978.8	-2,978.8	-	-	-	-	-

GROUP TOTAL	686.1	687.8	525.8	-2,514.8	-615.1	541.5	684.5	422.1	475.7	2,123.8

CONDENSED SALES GROUP	2012	2011	2012	2011
SEGMENTS (MSEK)	Oct-Dec	Oct-Dec	Jan-Dec	Jan-Dec
Sales external customers
Viasat Broadcasting	3,320	6,060	12,028	11,932

Other Businesses	290	746	1,282	1,519

Parent company & holding companies	11	11	26	22

Total	3,620	6,817	13,336	13,473

Sales between segments
Viasat Broadcasting	2	10	11	15

Other Businesses	27	76	136	155

Parent company & holding companies	65	82	213	163

Total	95	168	360	334

	2011	2011	2011	2011	2011	2012	2012	2012	2012	2012
KEY PERFORMANCE INDICATORS	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q4	Full year

GROUP

Year on year sales growth (%) *	2.3	3.5	2.9	2.6	2.8	4.3	-0.4	-5.3	-2.5	-1.0
Year on year sales growth at constant exchange rates (%) **	9.7	8.5	4.1	3.3	6.3	3.9	-0.4	-1.0	-0.1	0.6
Year on year change in operating costs (%) *	0.6	3.7	2.5	6.6	3.4	8.4	0.9	-3.5	-1.8	0.9
Operating margin (%) *	13.8	16.7	11.5	14.8	14.3	10.5	15.7	9.8	14.2	12.7

Return on capital employed (%)	27	27	28	29		30	31	33	34
Return on equity (%)	32	30	28	30		31	33	35	34
Equity to assets ratio (%)	47	47	49	39		41	40	41	44
Liquid funds (incl unutilised credit facilities), SEK million	4,568	4,682	4,499	5,528		5,640	5,655	5,784	6,448
Net debt (SEK million)	1,863	1,716	1,861	797		733	778	634	1

Subscriber data ('000s)
Group total digital subscribers	1,539	1,526	1,542	1,628		1,609	1,608	1,613	1,648

FREE-TV SCANDINAVIA

Year on year sales growth (%)	4.4	2.7	6.7	0.9	3.4	0.1	-3.1	-11.0	-7.5	-5.4
Year on year sales growth at constant exchange rates (%) **	10.9	6.7	7.2	1.1	6.2	-0.6	-3.3	-7.2	-5.7	-4.2
Year on year change in operating costs (%)	-0.2	1.0	9.3	9.0	4.8	13.5	4.0	-3.5	-6.3	1.5
Operating margin (%)	25.4	27.8	21.9	22.7	24.5	15.4	22.6	15.4	21.8	19.1

Commercial share of viewing (15-49) (%)
Sweden (TV3, TV6, TV8, TV10/ZTV)	33.8	37.6	38.4	34.0	35.8	34.9	33.4	38.1	33.2	34.8
Norway (TV3, Viasat4) 1	22.0	23.7	20.7	19.2	21.4	18.6	19.5	19.7	17.7	18.8
Denmark (TV3, TV3+, TV3 PULS)	25.4	25.7	23.1	22.2	24.1	24.9	25.0	22.4	21.3	23.5

PAY-TV NORDIC

Year on year sales growth (%)	4.3	6.3	3.8	7.4	5.5	9.6	5.4	-0.1	1.8	4.1
Year on year sales growth at constant exchange rates (%) **	10.3	10.2	4.5	7.3	8.0	8.9	5.2	3.0	3.4	5.1
Year on year change in operating costs (%)	2.7	7.2	1.1	5.0	4.0	11.6	7.2	3.9	7.2	7.4
Operating margin (%)	18.9	19.2	19.8	20.1	19.5	17.4	17.9	16.6	15.9	16.9

Subscriber data ('000s)
Premium subscribers	1,048	1,048	1,042	1,058		1,039	1,031	1,023	1,019
- of which, satellite	653	645	640	638		625	612	603	592
- of which, 3rd party networks	394	403	402	421		414	419	420	427
Basic satellite subscribers	42	40	39	38		42	44	46	46

Premium satellite ARPU (SEK)	4,445	4,594	4,751	4,791		4,866	4,926	4,916	4,988

FREE-TV EMERGING MARKETS

Year on year sales growth (%)	-3.1	2.7	12.0	3.8	3.4	2.8	-6.4	-7.7	2.9	-1.8
Year on year sales growth at constant exchange rates (%) **	5.9	7.9	12.1	7.3	8.0	5.2	-3.1	3.2	8.0	3.3
Year on year change in operating costs (%)	-9.7	-2.8	10.1	2.3	-0.3	-6.1	-10.8	-12.5	-3.0	-7.9
Operating margin (%)	-	12.2	-	10.2	1.5	1.9	16.3	-	15.4	7.7

Commercial share of viewing (%)
Estonia (15-49) 2	37.7	39.3	38.0	38.7	38.4	40.9	39.2	40.7	37.5	39.6
Latvia (15-49) 2	36.7	38.3	34.4	39.0	37.2	36.1	39.9	60.6	61.8	61.1
Lithuania (15-49) 3	42.2	42.1	45.7	46.3	44.0	43.2	41.3	40.2	43.8	42.3
Czech Republic (15-54) 4	32.1	32.0	35.7	37.6	34.7	36.9	39.1	40.4	39.1	38.7
Bulgaria (18-49)	28.3	28.2	28.0	27.7	28.1	29.1	25.7	28.4	34.1	29.5
Hungary (18-49)	7.9	7.5	8.2	8.9	8.1	9.4	9.1	8.2	7.8	8.6
Slovenia (18-49)	10.2	10.2	11.0	10.3	10.4	n/a	n/a	n/a	n/a	n/a

PAY-TV EMERGING MARKETS

Year on year sales growth (%)	-1.5	2.5	5.2	5.5	2.9	16.7	18.7	11.0	14.4	15.1

Year on year sales growth at constant exchange rates (%) **	11.5	18.6	14.3	6.2	12.7	14.3	12.5	13.1	18.9	14.7
Year on year change in operating costs (%)	16.5	10.8	2.0	18.0	11.4	4.5	3.3	-3.5	15.4	5.0
Operating margin (%)	3.4	9.3	5.5	2.8	5.3	13.5	21.1	17.9	1.9	13.6

Subscriber data ('000s)
Satellite subscribers	438	438	460	532		529	534	543	584
Mini-pay subscriptions	58,197	61,105	61,177	64,285		66,012	72,816	75,430	83,950

ASSOCIATED COMPANY CTC MEDIA
Share of viewing
CTC Russia (6-54)	11.2	11.1	9.9	10.6	10.7	11.0	8.9	8.7	9.4	9.6
Domashny Russia (females 25 - 59)	2.8	3.0	3.3	3.3	3.1	3.7	3.8	3.6	3.1	3.6
Peretz (DTV) Russia (25-59)	2.0	2.1	2.0	2.0	2.0	2.6	2.6	2.6	2.3	2.5
Channel 31 Kazakhstan (6-54)	14.8	15.2	17.7	15.7	15.9	14.5	15.6	15.3	13.8	14.7

1	The universes for the calculation of commercial share of viewing in Norway has been expanded to include additional channels and the audience shares for each period have been adjusted accordingly.
2
The universes for the calculation of commercial share of viewing in Estonia and Latvia have been expanded to include additional channels and the audience shares for each period have been adjusted accordingly.

3	TV8 Lithuania has been included in the CSOV calculation for the Lithuanian media house from the start of the first quarter of 2012.
4
The universe for the calculation of commercial share of viewing in the Czech Republic has been adjusted to exclude state-owned CT1 and CT2, as the volume of advertising on these channels is minimal due to changes in Czech broadcasting law.

The audience shares for each period have been adjusted accordingly.

* excluding non-recurring items
** the growth is calculated based on prior year's exchange rates

Q4 & Full Year 2012 Report

13 February 2013 – Modern Times Group MTG AB (publ.) (“MTG” or “the Group”) (Nasdaq OMX Stockholm Large Cap Market: MTGA, MTGB) today announced its financial results for the fourth quarter and full year ended 31 December 2012.

Increased Dividend & Ongoing Investments to Drive Growth

Fourth Quarter Highlights

Net sales of SEK 3,620 (3,711) million – stable year on year at constant exchange rates

Operating income of SEK 514 (551) million when excluding associated company income and Q4 2011 non-recurring items

•	Total operating income of SEK 476 (-2,515) million when including SEK -38 (116) million of associated company income and SEK -3,182 million of Q4 2011 non-recurring items

•	Pre-tax profit of SEK 467 (-2,519) million including SEK -7 (43) million negative non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 378 (-2,564) million and basic earnings per share of SEK 5.25 (-38.87)

•	Cash flow from operations up 12% year on year to SEK 583 (519) million and net debt reduced quarter on quarter to SEK 1 million from SEK 634 million in Q3 2012

Full Year Highlights

•	Net sales of SEK 13,336 (13,473) million – up 1% year on year at constant exchange rates

•	Operating income of SEK 1,695 (1,933) million when excluding associated company income and Q4 2011 non-recurring items

•	Total operating income of SEK 2,124 (-615) million when including SEK 429 (634) million of associated company income and SEK -3,182 million of Q4 2011 non-recurring items

Pre-tax profit of SEK 2,034 (-727) million including SEK -15 (14) million negative non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 1,594 (-1,289) million and basic earnings per share of SEK 22.93 (-19.98)

•	Cash flow from operations of SEK 1,655 (1,853) million and net debt reduced to SEK 1 (797) million

•
In line with dividend policy to distribute at least 30% of recurring net profit to shareholders as an annual ordinary dividend, Board of Directors to propose 11% increase in annual ordinary cash dividend to SEK 10.00 (9.00) per share to AGM in May 2013

Forward Expectations

As previously announced, the Group continues to expect its Nordic pay-TV business to grow its revenues at constant exchange rates in 2013, and to report an operating (EBIT) margin of approximately 10-12% for the full year 2013. The segment margin is expected to increase in 2014.

The Group also continues to expect the previously announced investments in its Emerging Market pay-TV operations to result in lower profitability levels in 2013 and expects rising profitability levels in 2014. However, when combining the Group’s decision to reduce its investments in its Ukrainian pre-paid satellite service, as the package and pricing structures are reviewed in the context of a highly competitive market environment, with higher ingoing mini-pay subscription balances at the beginning of the year, the segment is expected to achieve a breakeven EBIT result for the full year 2013. This compares with the Group’s previous expectations for the segment to report an operating (EBIT) loss of less than SEK 50 million for the full year 2013.

Increased Dividend Payment

The Board of Directors will propose an increased annual ordinary dividend of SEK 10.00 (9.00) per share to the Annual General Meeting of shareholders to be held on 14 May 2013 to approve. The total proposed dividend payment would therefore amount to approximately SEK 667 million, based on the maximum potential number of outstanding ordinary shares. The Board of Directors will propose that the remainder of the Group’s retained earnings for the year ended 31 December 2012 be carried forward into the accounts for 2013.

The proposal is in line with the dividend policy adopted by the Board of Directors in February 2012 to distribute a minimum of 30 per cent of each year’s recurring net profit to shareholders in the form of an annual ordinary dividend.

Comment from President & CEO

Jørgen Madsen Lindemann, President and Chief Executive Officer, commented: “The sales growth for our continuing operations in the fourth quarter primarily reflected the strong competitive positions of our emerging markets businesses, which took advertising market shares and grew their subscriber bases in almost all of our operating territories. This reflects the investments that we have made in our content offerings and the development of our channel brands.”

“As previously announced, we are now investing across a number of our businesses, and will do so throughout 2013, to ensure that our growth accelerates in the future. We have continued to innovate across our territories with new content, technologies, channels and services, and we are today offering our viewers, listeners and customers more high quality entertainment than ever before in more ways than ever before.”

“Scandinavian free-TV ratings improvements are more in focus than ever and we have now signed a number of strategically important channel distribution agreements, which will significantly boost the audience and advertising market shares for our free-TV channels in Denmark, enable us to launch a third free-TV channel in Norway and further boost the penetration of TV10 in Sweden. Our Viaplay Nordic online pay-TV service is performing well and growing rapidly, while our Nordic satellite platform and pay-TV channel offerings will benefit over time from the new content and channels that we are adding, as well as broader distribution and rising prices.”

“The Q4 results reflect both the investments that we are making and the measures that we are constantly taking to enhance our operating performance. We are on track with our development plan for the Nordic pay-TV business, while a combination of higher ingoing mini-pay subscription balances and lower investments in Ukraine is currently expected to result in an improved full year 2013 result for our emerging markets pay-TV business. We continue to anticipate improved profitability levels for our Nordic and emerging market pay-TV businesses in 2014.”

“Our asset light business model and strict working capital management have continued to generate high cash conversion levels, which have left us with almost zero net debt at the year end. This is why we are proposing to raise the annual ordinary dividend payment despite the investments that we are making. MTG is a growth company and we are focused on building the media house of the future by investing in growing businesses. We are therefore reviewing a wide range of organic investment projects, acquisition opportunities and potential co-operations in both our existing and new markets.”

* * *

Conference Call

The company will host a conference call today at 15.00 Stockholm local time, 14.00 London local time and 09.00 New York local time. To participate in the conference call, please dial:

Sweden:	+46(0)8 5352 6408
UK:	+44(0)20 7136 2051
US:	+1646 254 3360

The access pin code for the call is 4080855

To listen to the conference call online and for further information please visit www.mtg.se.

* * *
For further information, please visit www.mtg.se, or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Mathias Hermansson, Chief Financial Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Forward-looking information and Safe Harbour Statement under the U.S. Private Securities Litigation Reform Act of 1995

This report contains forward-looking information based on the current expectation of MTG management. Although management deems that the expectations presented by such forward-looking information are reasonable, such forward-looking information is subject to risks and uncertainties and no guarantee can be given that these expectations will prove correct. Accordingly, the actual future outcome could vary considerably when compared to what is stated in the forward-looking information, due to such factors as described above in the Risks & Uncertainties section.

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this Full Year report is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 13.00 CET on 13 February 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
(Registrant)
Date: 13 February, 2013	By:	/s/ Matthew Hooper

	Name:	Matthew Hooper

	Title:	Head of Corporate Communications